TELEPHONE (775) 689-7696

FAX (775) 689-7691

http://www.itronics.com

EMAIL: Itronics@itronics.com

ITRONICS INC.

________________________________________________________________________

6490 S. MCCARRAN BLVD., BLDG C-23

P.O. Box 10725

RENO, NV 89510

November 19, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:      Linda Cvrkel, Branch Chief

                    Claire Erlanger, Staff accountant

                                            Re: Itronics Inc.

Form 10-KSB for the year ended December 31, 2006

Filed April 17, 2007

File No. 033-18582

Ladies and Gentlemen:

On behalf of Itronics Inc. ("Itronics" or the "Company"), please accept this letter as the Company’s response to comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in its letter dated August 31, 2007.

Form 10-K for the year ended December 31, 2006

Statements of Operations, page 45

1. We note that the amount of depreciation and amortization expense presented on the face of the statements of operations is less than the amount presented on the statement of cash flows as an adjustment to reconcile net loss to cash used by operating activities. In light of the disclosure on the face of the income statement that cost of revenues is "exclusive of depreciation and amortization shown separately below," we would expect that the amount presented on the statement of operations would be the same as included in the statement of cash flows. Please explain to us why the amounts are different. If an appropriate portion of total depreciation and amortization expense is included in cost of revenues on the income statement, please remove the notation from the statement of operations that cost of revenues and gross profit is exclusive of depreciation and amortization.

Response:

The amounts of depreciation and amortization as reported on the cash flow statements differ from those reported on the statements of operations because amortization of deferred loan costs is included in interest expense in the statements of operations, but is combined with depreciation and amortization of property and equipment on the cash flow statements.

Statements of Stockholders' Equity (Deficit), page 46

2. We note from the consolidated statements of stockholders' equity (deficit) that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to various parties in exchange for services, debt conversion, and asset acquisition. Please tell us and explain in the notes to your financial statements in future filings, how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Response:

In 2005 an officer of the Company exercised warrants by converting $90,000 in short term loans. All such warrants were received by the officer investing in private placements under the same terms as unrelated investors. Warrants issued in private placements are priced above market. Officers of the Company are also allowed to convert deferred salaries or short term loans into stock at their discretion. No such conversions took place in 2005 or 2006, but there have been some in 2007. The stock to be issued for such conversions is priced at the closing market price of our stock on the date of conversion.

In 2005, unrelated party convertible debt was converted into stock either under the terms of the agreements or at a negotiated reduced rate that was above market at the time of the conversion. The 2006 debt conversions were from our callable secured convertible debt financing and the conversions were under the terms of the related agreements.

Stock issued for services and asset acquisitions are valued at the closing market price of the shares on the date of the transaction, since we believe the value of the shares to be the best and most reliable value determinable.

We will disclose in future filings how stock issued for various purposes is valued.

3. We note that in both 2005 and 2006 you issued common stock for the conversion of debt. Please tell us the nature and original terms of the debt converted and explain whether the debt was converted in accordance with the original terms. Also, we note your disclosure in Note 4 that during the period of February 15, 2006 to December 31, 2006 the investors converted a total of $1,266,384 of the notes into 111,222,642 common shares. Please tell us why these amounts do not agree to the amounts presented on the statements of stockholders' equity (deficit).

Response:

Of the $957,101 debt converted to stock in 2005, $90,000 was from an officer/stockholder who exercised warrants by converting short-term loans. The warrants were obtained from his participation in private placements in prior years and were exercised under the terms of the warrants. The remaining balance of debt conversions in 2005 were from the 2002 Series Convertible Notes. The Notes came due at varying dates in 2005 and had exercise prices ranging from $0.10 to $0.25. A majority of the Noteholders agreed to convert the Notes and accrued interest at $0.10 per share, which was above the market price of $0.08 per share at the time the shares were issued.

All of the debt conversions for 2006 were from the callable secured convertible debt financing entered into in 2005. All the conversions were made in accordance with the terms of the Notes and related documents. The amounts in Note 4 do not match the amounts on the statements of stockholders’ equity (deficit) for two reasons. The number of shares issued is 2.5 million less on the equity statement as there was a conversion on December 29, 2006 in which the shares were not issued until shortly after the first of the year. The conversion amount of $13,600 is included in the stock to be issued column of the equity statement, so the reconciliation of the amounts is not affected. Two individuals who were issued shares to convert their debt in 2005 ultimately did not agree to the conversion and returned the shares to the Company. The Company reinstated the Notes and accrued interest, which totaled $29,222, and recorded a decrease in additional paid in capital and a corresponding increase in notes payable and accrued interest. We accrued interest for the period from the date of conversion to the date of reinstatement and the Notes continue to accrue interest. The underlying shares, amounting to 292,226 common shares, were cancelled in 2007, so those shares did not affect the reconciliation between Note 4 and the equity statement.

Statements of Cash Flows, page 47

4. We note that the ending cash balance amount at December 31, 2006 as presented on the statement of cash flows is ($13,834) which represents the bank overdrafts. Please note that paragraph 7 of SFAS No. 95 requires that the total amounts of cash and cash equivalents at the beginning and end of the period shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position. For the year ended December 31, 2006, the ending cash balance is zero on the balance sheet and should be presented as zero on the statement of cash flows. The net change in overdrafts during the period should be shown as a financing activity. Please revise future filings accordingly.

Response:

In future filings, if we have a bank overdraft, we will show a $-0- balance for cash on the Statements of Cash Flows and will show the change in overdraft balance as a financing activity.

5. We note that included in the schedule of non-cash financing transactions is warrants issued for debt issuance costs. Please explain to us the nature of this transaction including the number of warrants issued and how you valued those warrants.

Response:

The warrants capitalized as deferred loan fees include warrants to acquire 240,000 common shares that were issued as a finder’s fee on the callable secured convertible debt financing. These warrants were issued proportionally in 2005 and 2006 as the four tranches of the financing were completed. Warrants to acquire an additional 500,000 common shares were issued in 2006 to the investors in the July 2005 callable secured convertible debt financing as an inducement to advance funds to the Company earlier than was required under the terms of the securities purchase agreements of the financing. The initial estimated fair value of the warrants was computed using the Black-Scholes option pricing model and recorded as deferred loan fees and as a derivative warrant liability. The estimated fair values of these warrants are included with the other warrants and options in warrant and option derivative liability on the balance sheets and are revalued each reporting period along with the other warrants and options.

Notes to the Financial Statements

- General

6. We note your disclosure on page 31 of MD&A that the increase in prepaid expense is due to a $250,000 2007 corporate marketing program paid in common stock at the end of 2006. Please tell us, and revise the notes to your financial statements in future filings to disclose the nature and terms of this transaction and how you valued the common stock issued.

Response:

The corporate marketing program runs for a period of twelve months beginning in January 2007. The program includes publication of press releases, home page sponsorship, and community banner advertising. We valued the services at the amount stated in the contract, which approximated the value of the stock at the closing market price on the date of the transaction, which was $247,500. In general, we believe the market price of the stock is considered to be a more reliable measure of value than a contract amount. Most of our marketing programs that are paid with stock do not have a stated contract amount, just a stated amount of shares. In future programs that have a stated contract amount, we will value the stock at market price at the time of the transaction. We will disclose the details of this transaction in future filings.

Note 1. Summary of Significant Accounting Policies

- Revenue Recognition, page 50

7. We note your disclosure that fertilizer and silver sales are recognized when goods are shipped to your customers. Please explain to us when the risk of ownership is transferred to the customer and tell us why you believe that your revenue recognition policy meets the criteria set forth in SAB 104.

Response:

We ship the vast majority of our fertilizer by common carrier and it is delivered the same day or the next business day. Title of the goods passes to the customer when the material is picked up by the common carrier at our plant. We will expand our disclosure in future filings regarding shipments of silver bullion. Our customer prices approximately 67% of the silver approximately two weeks after they receive the material and they advance the funds at that time. Final settlement occurs approximately two weeks after that. Title to the silver passes to the customer when the initial pricing is done. We record the sale of the portion of the silver that is advanced when it is priced by the customer and the final settlement ounces when those are priced. These revenue recognition policies meet the requirements of SAB 104 as the sale has been completed, the sale price is known, and collectibility from our customer is well established.

- Stock Based Compensation, page 55

8. We note that the volatility assumption used in the Black-Scholes option pricing model increase substantially in 2006 compared to 2005. Please explain to us why the range used for the volatility assumption increased. Also, please disclose in future filings, the method used to estimate volatility. See paragraph A240(e)(2)(b) of SFAS No. 123R.

Response:

The volatility range increased in 2006 due to substantially increased trading volume of our stock in 2006, which increased the volatility of the stock price during the year. Total volume for 2005 was 91.5 million shares, while volume for 2006 was 412.5 million shares. We will disclose in future filings the method used to estimate volatility.

Note 3. Long-Term Debt, page 59

9. Please explain to us how you have analyzed the conversion feature of the 2000 Long-Term Promissory Notes as a derivative under SFAS 133 and EITF 00-19. Please note that because the Callable Secured Convertible Promissory Notes are convertible to an unlimited amount of shares, there may not be sufficient unauthorized and un-issued shares available to settle these notes and therefore the conversion feature contained in these notes would be required to be accounted for as a derivative and recorded at fair value each reporting period. See paragraph 19 of EITF 00-19. Please advice or revise accordingly.

Response:

We computed the estimated fair value of the options underlying the convertible debt as of December 31, 2005, which amounted to $131. This amount was included in the warrant and option liability amount shown on the balance sheet. These Notes came due in early 2006 and are now in default. Subsequent to December 31, 2005, the conversion feature expired upon maturity of the notes. This information is disclosed in Note 7 to the Financial Statements.

Note 4. Callable Secured Convertible Debt, page 60

10. We note your disclosure that the callable secured convertible debt includes a prepayment feature, which you have accounted for in accordance with DIG B38 and B39 and have recorded as a derivative in accordance with SFAS 133. Please tell us, and revise future filings to disclose the nature and terms of the prepayment feature on the notes. Also, please explain to us how you have considered both the embedded put option and the call option as embedded derivatives.

Response:

The prepayment feature of the Notes provides that if (i) no event of default or trading market prepayment event shall have occurred and be continuing, (ii) the Company has a sufficient number of authorized common shares reserved for issuance upon full conversion of the notes, and (iii) the common stock is trading at or below $0.10 per share, then the Company may prepay the Notes in the amount of 150% of the outstanding balances for prepayments after the 60th day from the date of issuance of the Notes. We will disclose this information in future filings. We have considered both the put and call options as embedded derivatives in a single valuation model as more fully described in the response to comment number 13 below.

11. We note your disclosure that the conversion and prepayment features had estimated fair values of $4,876,175 and $3,621,220, respectively. In light of the fact that this is the only amount recorded on the balance sheet related to the callable notes, it would appear that this amount represents the fair value of the embedded derivatives combined with the face value of the notes. Please tell us why you believe it is appropriate to record both the fair value of the embedded derivative and the value of the notes as one amount on the balance sheet. Also, please tell us and disclosure in future filings, the fair value of the embedded derivatives as bifurcated from the host contract. See paragraph 44A of SFAS No. 133. Additionally, please explain to us how you have calculated the loss on the derivative instruments recognized in the statement of operations for each year in which an income statement is provided. Please separately disclose the amount recognized based on the change in the fair value of the warrants and options and the amount recognized based on the change in the fair value of the embedded derivatives.

Response:

In both years the estimated fair value of the embedded conversion option exceeded the carrying amount of the debt. Consequently, the amount of the debt host is zero and the excess of the estimated fair value of the derivative liability is recorded as a loss on derivatives. This condition was in effect as of September 30, 2005 and all subsequent periods to date. Therefore, the amounts stated are the fair value of the embedded derivatives as bifurcated from the host contract. This accounting treatment was accepted by the SEC staff based on our response dated February 6, 2006 to a comment letter dated January 6, 2006. We determine the gain or loss on the debt derivative instruments on a quarterly basis by starting with the estimated fair value as of the beginning of the reporting period, adjusting that value for transactions during the reporting period, including new debt issuances, debt conversions, and accrued interest, then comparing the result to the revalued debt derivative as of the end of the reporting period. We use a similar approach in the determination of the gain or loss in the value of the warrant and option liability, though transactions that affect the value are infrequent. We will separately disclose in future filings the gains or losses recognized based on the change in estimated fair value of the embedded derivatives and the gains or losses recognized based on the change in estimated fair value of the warrants and options.

12. Please tell us how you have accounted for the effects of initially complying with the implementation guidance in DIG No. B38 in recognizing the prepayment penalty as part of the embedded derivative in the callable secured convertible notes. Please note that DIG No. B38 requires that the effects of initially complying with its implementation guidance should be reported as a cumulative-effort type adjustment directly to retained earnings in accordance with SFAS No. 154. Please advice or revise accordingly.

Response:

Under the terms of the agreements, the call option to prepay the debt is available only when sufficient shares are authorized and outstanding to fully convert all the debt. At December 31, 2005 the Company did not have enough shares available to fully convert the debt, so the prepayment option was not available. Consequently, the prepayment option was valued at zero and there was no cumulative effect adjustment to retained earnings.

13. We note your disclosure that the fair value of conversion feature and the prepayment penalty were estimated using the Black-Scholes option pricing model and taking a weighted average value based on certain probabilities that the debt would be converted and paid off prior to maturity at specified dates. Please explain to us in more detail, including all assumptions, how you arrived at the fair value of the bundled embedded derivative instrument which includes the conversion feature and prepayment penalty, as it appears from this disclosure that you valued these two derivatives separately using two different methods. Please note that we believe that these two features should be measured at fair value in a single valuation model and should not be the sum of the separate fair values of each embedded derivative. See SEC Staff Speech by Chery1 Tjon-Hing at the 34th annual AICPA Conference in December 2006. Please advice or revise accordingly.

Response:

The Company estimated the fair value of the embedded conversion and prepayment options in a single pricing model with an embedded weighted average calculation. The assumptions used were to (1) determine the number of shares it would take to convert the debt under the terms of the agreements as of the balance sheet date; (2) estimate the future rate of debt conversions by the investors based on recent conversion history; (3) estimate the debt balance at specified dates, using 6 month intervals, based on the conversion rate determined in step 2; (4) value each of the components, including the conversions and the prepayment balances determined in step 3, using the Black-Scholes option pricing model; and (5) compute the estimated fair value of the combined derivatives by taking a weighted average of the values of the debt derivative and the prepayment options for the estimated prepayment dates based on estimated probability of occurrence of each event. Based on the Company’s operating history and lack of cash, 90% of the weight was assigned to the option of not prepaying the debt.

14. We note that you disclose the assumptions used to value the non-employee warrants and options that are exercisable during the period in which the Notes are outstanding and are required to be recorded as liabilities at their fair value. Please explain to us and disclose in future filings, the method used to determine the fair value of these liabilities.

Response:

The non-employee warrants and options were valued using the Black-Scholes option pricing model. We will disclose the valuation method in future filings.

15. We note from the disclosure in Note 4 that because the callable notes are potentially convertible into an unlimited number of common shares, all non-employee warrants and options that are exercisable during the period the notes are outstanding are required to be recorded as liabilities at their fair value. Please explain why you are not similarly accounting for employee options as liabilities in your financial statements pursuant to the guidance in paragraphs 28 through 32 of SFAS No. 123R. In this regard, since you do not have an adequate number of authorized shares to satisfy these options through the issuance of shares, it appears you could be required to settle these options by transferring cash of other assets to the employees. Please revise your financial statements to similarly reflect employee options as liabilities in your financial statements or explain why you do not believe this is required.

Response:

We have reviewed the paragraphs listed above and believe the SEC’s position that employee options should be classified as liabilities is based on the possibility that the Company could be required to pay cash for the options in the event not enough shares were available for the employees to exercise their options. We have a great deal of difficulty coming up with a realistic scenario where this could occur. The lowest priced employee option is priced at $0.15 and at December 31, 2006, our stock was at $0.013. Also, the callable secured convertible debt was convertible into approximately 586 million shares based on the December 31, 2006 stock price. If the stock were to rise to $0.15, the debt balance at December 31, 2006 would have been convertible into a little over 21 million shares. Since there were approximately, 660 million shares available at December 31, 2006, there would be enough shares for the options to be exercised. There is a possibility that, in the future, substantially all the Company’s shares could be used up with debt conversions and other operating requirements and then the stock price could rise to a level where it would be beneficial for the employees to exercise their options, in which case the Company might be expected to pay cash in lieu of issuing the shares if not enough shares were available. Even though it appears to be extremely remote that this could occur, we don’t believe FAS 123R allows for a probability analysis in applying this provision. Consequently, we valued the employee options using the Black-Scholes option pricing model and determined the employee options had an estimated fair value of approximately $27,000 at December 31, 2006. Since this is an immaterial amount, we don’t believe restatement is required. We have included the estimated fair value, amounting to less than $3,000, of the employee options in the warrant and option liability as of September 30, 2007.

Note 7. Stock Option and Purchase Plans, page 64

16. Please tell us and revise future filings to disclose the nature and terms of all stock option plans. Your response and revised disclosure should include; the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. See paragraph A240(a) of SFAS No. 123R. Also, please revise future filings to include all disclosures required by paragraphs A240 and A241 of SFAS No. 123R.

Response:

We have no formal stock option plan. Options granted to date have been negotiated with individual employees and can be separated into three categories. Executive officers have been granted options on a periodic basis. The majority of these options expire one year after the officer leaves employment and they all vested on the grant date. The last such grant for these individuals was in 2004. Members of the management team have been granted three year options for each quarter of continued employment. These options vest upon grant. These individuals also received a one time grant of options in 2004 that expire one year after the employee leaves employment. These options vested immediately. The third category of option grant is for sales and marketing representatives. The options to these employees are granted after each year of employment, have ten year exercise periods, with a portion vesting upon grant and a portion vesting after three years of service from the grant date. These employees also earn stock bonuses for each quarter of continued employment. The maximum number of options and stock bonus shares that can be earned by the management and sales representative employees was 3,430,000 and the number of shares remaining to be issued or granted was 2,864,917 as of December 31, 2006. We will disclose this information as well as the information in the referenced paragraphs in future filings.

Note 8. Common Stock to be Issued

17. We note your table summarizing the amounts included in the equity caption "common stock to be issued." Please tell us, and revise future filings to indicate whether or not these amounts are reflected in your statements of operations and statements of cash flows. Please reconcile these amounts to the amounts reported in your statement of cash flows as expenses paid with the issuance of common stock. Also, please revise future filings to describe the nature of the amounts and to clearly indicate that the individuals who signed agreements with the Company to accept shares instead of cash for past services rendered, have relinquished their right to receive cash and will only receive shares at the market price of shares on the date the agreements were signed.

Response:

The stock to be issued consists of two components. The large majority, $549,230 out of $583,868, is from salaries and accrued interest incurred prior to July 1, 2005. The remaining balance represents stock issuances shortly after the first of the year for items that were committed to being issued in stock as of the end of the year. The items from 2005 and prior were included in the statements of operations and cash flows during the years they were incurred. There is no relationship between the stock to be issued balance at the end of a period to the expenses paid with stock as listed in the cash flow statement, so the two cannot be reconciled. We will revise future filings to describe the nature of the amounts and to indicate that the individuals have relinquished their right to receive cash for past services and will only receive common shares priced at the market price of the shares on the date of the agreements.

Note 11. Related Party Transactions, page 67

18. We note your disclosure that the number of shares to be issued related to accrued management salaries is 6,348,958 and 6,620,900 for 2006 and 2005, respectively. Please tell us why these amounts do not agree with the share amounts included in Note 8 for payment of salaries.

Response:

The disclosure in Note 11 relates only to executive officers and management employees of the Company. It is our understanding that in general, employee compensation arrangements are not related party transactions. We disclose the information in Note 11 because the past due compensation involves executive officers, the transactions are unusual in nature, and the amounts are relatively large to the Company. The share amounts in Note 8 include shares issued to non management employees shortly after year end that were committed to be paid in stock as of the end of the year.

Form 10-Q for quarter ended March 31, 2007 and June 30, 2007

Note 12.

19. We note your disclosure that in February, 2007 you exchanged your membership interest in your worker’s compensation mutual insurance company for $205,938 cash and $138,353 in marketable securities of a NYSE traded stock insurance company and reported the total as a gain on sale of investments. Please provide us more details as to the nature of this transaction and tell us your basis for accounting for the entire amount received as a gain. Include in your response how you previously accounted for your membership interest in the worker’s compensation mutual insurance company and whether the exchange was done with a related party. Also, tell us how you valued the marketable securities received. We may have further comment upon receipt of your response.

Response:

We have two subsidiaries that have maintained worker’s compensation policies with the same carrier for many years. Originally, the insurance was run by the State of Nevada. Several years ago, the state insurance fund was sold to a private carrier. Subsequently, the private carrier converted to a mutual insurance carrier, and all policy holders became members. In 2006, the insurance carrier decided to do a demutualization and take itself public. Each policy holder was given the option to receive cash or stock in the new public company. In our case, we elected to receive cash for one of the subsidiaries and stock for the other. The insurance carrier is not a related party. The only funds ever paid to the insurance carrier were premiums on our worker’s compensation policies which are expensed as incurred. Consequently, no basis had been recorded for our membership interests, and therefore, all the proceeds were recorded as a gain. The stock was recorded at the closing market price of the stock on the date of issuance. Subsequently, the stock was revalued at the end of each quarter based on the market price at the end of the quarter, with any change in value going through other comprehensive income. All of the stock has subsequently been sold and a gain or loss will be recorded based on the initial value received, and other comprehensive income will be adjusted to zero.

Management’s Discussion and Analysis

-Liquidity and Capital Resources

20. We note your disclosure that to meet short term cash needs, you have negotiated a 10 day payment period on invoices to your primary distributor, at a cost of 1% of the invoice amount. Please explain to us, and disclose in future filings, how you are accounting for this 1% discount.

Response:

The early payment discount, which amounted to approximately $12,500 for 2006, is recorded as a financing expense in general and administrative expenses. We are aware that it is common practice to net early payment discounts against sales. We feel our treatment is appropriate in our particular circumstances because we negotiated the discount at the corporate level of our distributor several years after they became a customer, the discount is not listed on our sales invoices, and the individual branches or stores that order our products and in effect are the customer, are not aware of the payment arrangement or the discount. The discount is clearly related to our financing needs, as opposed to being an inducement for the customer to order our products. We will disclose the accounting treatment of the discount in future filings.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

The Company acknowledges the following:

the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ John W. Whitney

President